UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13D
                      _______________
             Under the Securities Exchange Act of 1934

                     QUEPASA.COM, INC.
                    _______________________
                      (Name of Issuer)

             COMMON STOCK, PAR VALUE $.001 PER SHARE
              ________________________________
               (Title of Class of Securities)

                       74833W-10-7
                ________________________
                     (CUSIP Number)

     Gary Trujillo, One Arizona Center, 400 E. Van Buren, 4th floor,
                      Phoenix, AZ 85004
_____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications)

			November 30, 2001
           ________________________________________
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 74833W-10-7

______________________________________________________________________________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Michael D. Silberman
__________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)........................................................

     .........................................................

   (b)........................................................

     .........................................................
__________________________________________________________________________

3. SEC Use Only
     .........................................................
___________________________________________________________________________

4. Source of Funds (See Instructions)
   PF
___________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e) .................
____________________________________________________________________________

6. Citizenship or Place of Organization
   UNITED STATES
____________________________________________________________________________

7. Sole Voting Power Number of Shares
   1,065,000
____________________________________________________________________________

8. Shared Voting Power Beneficially Owned by
____________________________________________________________________________

9. Sole Dispositive Power Each Reporting Person
   1,065,000
____________________________________________________________________________

10. With Shared Dispositive Power
____________________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,065,000
____________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
____________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)
    5.996%
_____________________________________________________________________________

14. Type of Reporting Person (See Instructions)
    IN
_____________________________________________________________________________
_____________________________________________________________________________
                                   13D

CUSIP No. 74833W-10-7

Item 1. Security and Issuer.

This Schedule 13D statement relates to shares of common stock, $.001 par value per share, of QuePasa.Com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 400 E. Van Buren, Fourth Floor, Phoenix, Arizona.

Item 2. Identity and Background.

(a) Michael D. Silberman
(b) 5314 Round Meadow Road  Hidden Hills, CA 91302-1165
(c) Present Principal Occupation: Reporting Person is a retired business professional.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations.

The Reporting Person paid an aggregrate of $179,739.00 from his own personal funds for 1,065,000 shares of the Issuer's common stock.

Item 4. Purposes of Transaction.

On November 30, 2001, the Reporting Person acquired 700,000 shares of common stock in the Issuer from Gateway Companies, Inc., a Delaware corportion. This acquisition increased the Reporting Person's total equity ownership in the issuer from 365,000 to 1,065,000.
The Reporting Person acquired the shares primarily as an investment. The Reporting Person also seeks a change in the present board of directors or management of Issuer. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above.

Item 5. Interest in Securities of the Issuer.

(a) Reporting Person beneficially owns 1,065,000 shares of common stock of Issuer, or approximately 5.996% of the outstanding shares of Issuer's common stock.

(b) The Reporting Person has sole power to vote all shares set forth in Item 5(a), above

(c) The following purchases were made on Nasdaq, on "Pink Sheets," and in private transactions on the following dates:

CUSIP No.74833W-10-7


Shares Purchased    Date Purchased    Purchase Price

20,000              08/30/2001        0.18
20,000              09/05/2001        0.18
25,000              09/07/2001        0.21
50,000              09/18/2001        0.21
30,000              09/19/2001        0.21
25,000              10/02/2001        0.21
75,000              10/03/2001        0.21
10,000              10/05/2001        0.20
22,000              10/09/2001        0.21
20,000              10/19/2001        0.21
68,000              10/19/2001        0.21
700,000             11/30/2001        0.15


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                              Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 10, 2001
_________________
Date

/s/MICHAEL D. SILBERMAN
_______________________
Signature

Michael D. Silberman
_______________________
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)